Filed Pursuant to Rule 253(g)(2)
File No. 024-11210

FUNDRISE EFUND, LLC

SUPPLEMENT NO. 7 DATED OCTOBER 13, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

4700 Eisenhower Ave Controlled Subsidiary – Alexandria, VA

On December 6, 2021, we directly acquired ownership of a “wholly-owned subsidiary,” FRIND-Eisenhower, LLC (the “4700 Eisenhower Ave Controlled Subsidiary”) for an initial purchase price of approximately $14,100,000, which was the initial stated value of our equity interest in the 4700 Eisenhower Ave Controlled Subsidiary (the “4700 Eisenhower Ave Investment”). The 4700 Eisenhower Ave Controlled Subsidiary used the proceeds of the 4700 Eisenhower Ave Investment to acquire a vacant industrial building containing approximately 45,000 square feet of net rentable area on an approximately 3.8-acre site located at 4700 Eisenhower Ave Drive, Alexandria, VA 22304 (the “4700 Eisenhower Ave Property”). More details on this acquisition can be found here.

On April 28, 2022, the 4700 Eisenhower Ave Controlled Subsidiary leased the entire demised premises of the 4700 Eisenhower Ave Property to a subsidiary of Saltbox, Inc., for 10 years with two 5-year extension options. The lease commenced on August 25, 2022.

Inclusive of actual closing and tenant improvement costs, the 4700 Eisenhower Ave Investment totals $16,520,000.